August 1, 2005

VIA EDGAR AND FACSIMILE

Mr. Kevin Kuhar

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

101 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:          NovAtel Inc.
Form 20-F for the Year Ended December 31, 2004
Filed May 24, 2005 (File No. 000-29004)

Dear Mr. Kuhar:

This letter sets forth the response of NovAtel Inc. (the “Company”) to the comments set forth in the Staff’s letter dated June 28, 2005 in connection with the Company’s Annual Report on Form 20-F for the year ended December 31, 2004, File No. 000-29004, filed with the Securities and Exchange Commission on May 24, 2005 (the “Annual Report”).  For your convenience, we have set forth the comments in the Staff’s letter followed by the Company’s response.

Form 20-F for the Fiscal-Year Ended December 31, 2004

Item 15. Controls and Procedures, page 67

1.             We note your disclosure that management has concluded that your disclosure controls and procedures are “effective and designed to ensure that material information relating to the Company should be made known to them by others within those entities.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

Response:

The Company notes the Staff’s comments and will eliminate the additional language in future filings.

Note 2 Significant Accounting Policies, page F-8

n) Investment Tax Credits, page F-11

2.             We see on page F-5 that in 2004 you recorded a benefit from investment tax credits of CDN$4.4 million and see you presented this amount as income from continuing operations before income taxes. Please respond in detail to the following:

•      We note you account for investment tax credits using the cost reduction method under Canadian generally accepted accounting principles. Please tell us how US. generally accepted accounting principles requires you to account for the recognition of the investment tax credits. Provide an enhanced discussion of the events that occurred which lead to its recognition and the journal entries you recorded in connection with the 2004 investment tax credit transactions. Additionally, please cite the accounting literature upon which you relied to support your U.S. generally accepted accounting principles accounting requirements for investment tax credits.

•      We also note that you have presented the investment tax credit benefit as part of income from continuing operations before income taxes. Please explain how you determined this was the proper presentation of the benefit under U.S. generally accepted accounting principles and cite the authoritative literature upon which you relied to make this conclusion.

Consider the need to revise Note 22 to quantify and disclose all accounting and presentation differences between US. and Canadian generally accepted accounting principles. We may have further comments based on your response.

Response:

U.S. generally accepted accounting principles (“U.S. GAAP”) requires investment tax credits to be accounted for using either the cost reduction method or the flow-through method.  The authoritative literature governing the accounting for investment tax credits is discussed in Accounting Principle Board Opinion (“APB”) No. 2 and No. 4, Accounting for the “Investment Credit”.  The excerpts below outline the authoritative literature applied by the Company in accounting for the investment tax credits for U.S. GAAP purposes.

Paragraph 10 of APB No. 4 states, in part:

10.           In the circumstances the Board believes that, while the method of accounting for the investment credit recommended in paragraph 13 of Opinion No. 2 should be considered to be preferable, the alternative method of treating the credit as a reduction of Federal income taxes of the year in which the credit arises is also acceptable.

Paragraph 9 of APB No. 2 states, in part:

9.             Cost reduction.  We believe that the interpretation of the investment credit as a reduction in or offset against a cost otherwise chargeable in a greater amount to future accounting periods is supported by the weight of the pertinent factors and is based upon existing accounting principles.

By way of background and for the Staff’s information, Canadian generally accepted accounting principles (“Canadian GAAP”) only permits the use of the cost reduction method as discussed in CICA Handbook Section 3805, Investment Tax Credits (“CICA S.3805”).  For U.S. GAAP purposes, the Company elected to use the cost reduction method, as permitted by APB No. 2, in an effort to not create a significant difference between Canadian and U.S. GAAP.

Paragraph 12 of APB No. 2, also states:

12.           In concluding that the cost reduction concept is based upon existing accounting principles we attach substantial weight to two points in particular.  First, in our opinion, earnings arise from the use of facilities, not from their acquisition.  Second, the ultimate realization of the credit is contingent to some degree on future developments.  Where the incidence of realization of income is uncertain, as in the present circumstances, we believe the record does not support the treatment of the investment credit as income at the earliest possible point of time.  In our opinion the alternative choice of spreading the income in some rational manner over a series of future accounting periods is more logical and supportable.

Paragraph 12 states that the investment tax credits should be accrued when an enterprise has made the qualifying expenditures provided there is reasonable assurance that the credits will be realized.  This recognition concept is consistent with Canadian GAAP as described in CICA S.3805.

Discussion of Events Leading to Recognition of Investment Tax Credits

The $4.4 million benefit for investment tax credits is comprised of two entries:

(i)            $2.1 million related to the recognition of a future income tax asset

(ii)           $2.3 million related to the use of investment tax credits to reduce taxes payable in 2004

As of December 31, 2004, the Company estimated that it had approximately $160 million of tax shields, including $6.4 million of investment tax credits, available to reduce future taxable income and taxes payable, primarily for Canadian tax purposes.

(i)            Prior to 2004, the Company had established a full valuation allowance against the calculated tax benefits, since it was uncertain that these tax benefits were more likely than not to be realized.  In determining the valuation allowance to establish against these deferred tax benefits, the Company considered many factors, including the specific taxing jurisdiction, the carry forward period, income tax strategies, limitations due to acquisitions-of-control and forecasted earnings.  A valuation allowance was recognized if, based on the weight of available evidence, the Company concluded that it was more likely than not that some portion or all of the deferred tax benefits would not be realized.  In 2004, the Company determined that it was more likely than not that a portion of the future income tax assets would be realized.  This determination was largely based on the four consecutive years of increasing profitability from 2001 to 2004 and the Company’s forecasts of operating results for the foreseeable future.

Accordingly, the Company recognized future income tax assets of $3.2 million on its balance sheet as of December 31, 2004, and a corresponding $1.1 million future income tax benefit and $2.1 million benefit of investment tax credits in its statement of operations for the year ended December 31, 2004.  The $1.1 million future income tax benefit relates to tax deductible research and development expenses which are available to reduce future taxable income.  The accounting recognition of the investment tax credit was appropriate in the quarter ended December 31, 2004 as there now was reasonable assurance regarding the realizability of the investment tax credit for Canadian and U.S. GAAP purposes.

The related journal entries for Canadian and U.S. GAAP purposes were as follows:

Future income tax asset – current portion	$1,286K
Future income tax asset – long term portion	$1,903K

Benefit from investment tax credits		$2,098K
Future income tax benefit		$1,091K

(ii)           In addition, as of December 31, 2004, the Company also expected to use $2.3 million of investment tax credits to reduce current income taxes payable for the fiscal year ended December 31, 2004.  The Company’s tax year end is March 31, 2005.

In recent prior years, the Company had used tax operating losses to offset current taxes payable.  The available pool of tax operating losses for Canadian tax purposes were fully consumed or expired by March 31, 2004, which necessitated the use of other tax shields, including investment tax credits to offset current taxes payable.  As such, the Company used investment tax credits to shelter current federal Canadian income tax payable for the December 31, 2004 year, since the investment tax credits have a ten-year life, whereas the majority of our other tax shields do not have an expiry date, and there was reasonable assurance regarding the realizability of the investment tax credits based on the Company’s ability to use the investment tax credits to shelter current taxes payable.

The related journal entries for Canadian and U.S. GAAP purposes were as follows:

Income taxes – current provision	$2,258K

Taxes payable		$2,258K
(included in Accounts payable and accrued liabilities)

Taxes payable	$2,258K
(included in Accounts payable and accrued liabilities)

Benefit of investment tax credits		$2,258K

Presentation

APB No. 2 discusses the general concept of investment tax credit in relation to the acquisition of certain depreciable assets.

Paragraph 1 of APB No. 2 states in part:

1.             The Revenue Act of 1962 provides for an “investment credit” which, in general, is equal to a specified percentage of the cost of certain depreciable assets acquired and placed in service after 1961.

Paragraph 9 of APB No. 2, referenced above, states that the benefit of the investment tax credit would be recognized as a “reduction in or offset against a cost otherwise chargeable in a greater amount to future accounting periods.”  In the Company’s circumstances, the investment tax credits were generated by the Company making qualifying research and development expenditures under a Canadian federal tax program which incentivized certain research and development activities, not as part of an asset purchase as contemplated by Paragraph 1 of APB No. 2.

The Company’s investment tax credits have a ten-year life and the $4.4 million investment tax credits recognized in 2004 were initially from qualifying research and development expenditures in 1996 to 2002.  Since the $4.4 million of investment tax credits recognized in 2004 did not relate to the current year’s research and development expenses, but rather to those of 1996 to 2002, the Company concluded that the appropriate presentation of the “Benefit of investment tax credits” should be a separate line item presented in the non-operating section of the statement of operations.  An alternative presentation would have been a reduction of the research and development expenses in 2004, which would have had reduced our research and development expenses on our statement of operations from $9.6 million to $5.2 million.  In our judgment, this presentation would have provided potentially misleading information, as a reader of the financial statements could conclude that research and development expenses were declining in 2004 in comparison to 2003, when in fact, these expenses increased by 35%.

Based on the above analysis and upon further review, the Company respectfully advises the Staff that it does not believe that Note 22 to the Consolidated Financial Statements for the year ended December 31, 2004 requires revision.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 295-4550 if you have any questions or would like any additional information regarding this matter.

Very truly yours,

Werner Gartner

EVP and CFO

NovAtel, Inc.

cc:           Jay Webb (Securities and Exchange Commission)

Brett Cooper (Orrick, Herrington & Sutcliffe LLP)

Raj Bhogal (Deloitte & Touche LLP)